

September 7, 2012

Via E-mail
Jenny Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 001-33853**

Dear Ms. Wu:

We have reviewed your letter dated August 6, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.   Please explain further the following information provided in your response to prior comment 4 and Exhibit C:

Jenny Wu
Ctrip.com International, Ltd.
September 7, 2012
Page 2

- Your response to comment 4 states that renewal for certain agreements is based on both parties' mutual consent. In Exhibit C, as it relates to the Technology Consulting and Services Agreements, you indicate that renewal provisions are based on mutual consent, however, in your parenthetical disclosures, you refer only to the WFOEs as the consenting parties. It would seem that mutual consent of both parties would mean both the WFOE and the VIE. Please explain this apparent inconsistency. Also, please point to the specific provisions of the form of the Technology Consulting and Services Agreement filed as Exhibit 10.7 to your Form F-1, which address the renewal provisions as well as this mutual consent notion. To the extent that mutual consent of both the WFOE and VIE is required to renew these Agreements, tell us how you consider this provision and the fact that certain of these Agreements expire in the near future in your consolidation analysis;
- Tell us when Mr. Gangyi Yan resigned from the company. Also, tell us the current status of the equity transfer of Mr. Gangyi Yan's ownership interest in Shanghai Ctrip International Travel Agency to Mr. Min Fan. Considering you began the equity transfer process in December 2010, explain further why the transfer was not complete at the time of your 2011 Form 20-F filing and in your response, please describe for us the transfer process; and
- You state that the relevant WFOE did not request service fee payments from Chengdu Ctrip and Chengdu Ctrip International primarily in 2011 for tax planning purposes. Please explain how the tax planning services for these VIEs impacted the service fees received by the WFOE. In addition, please clarify your response where you state that the WFOE is entitled to the economic benefits of Chengdu Ctrip and Chengdu Ctrip International and will request such service payments as it sees fit in the future. In this regard, tell us how the WFOE has the right to request such payments, particularly since you state in response to prior comment 3 that there are no direct contractual arrangements between these two VIEs and Shanghai Ctrip Commerce (WFOE).

Exhibits

2.   We note from your response to prior comment 5, you filed a "form" of each material agreement that the company entered into with its significant VIEs in your 2003 Form F-1 filing. We further note, however, that the agreements filed were not fully executed forms of such agreements. Please revise to file a fully executed form for each of your (a) Business Loan Agreement, (b) Power of Attorney, (c) Exclusive Option Agreement, (d) Share Pledge Agreement and (e) Technology Consulting and Services Agreement. In addition, revise to include with each Exhibit a schedule that lists all other similar agreements with each of your VIEs noting any differences between such agreements and the form of the agreement as filed. We refer you to the Instructions to Form 20-F and Exchange Act Rule 12b-31.

3.   We note from the information provided in Exhibit A that you entered into supplemental agreements with certain of your VIEs. Please provide a list of all supplemental

agreements for <u>each</u> of your VIEs and tell us the purpose of these supplemental agreements. In addition, tell us whether the supplemental agreements are the same for each of your VIEs. If so, please revise to file a fully executed form of the supplemental agreements to each of the original Agreements referred to in the previous comment. Include with each Exhibit a schedule that lists all supplemental agreements with each of your VIEs noting any differences between such agreements and the form of the agreement as filed. We refer you to the Instructions to Form 20-F and Exchange Act Rule 12b-31.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: <u>Via E-mail</u>
        Jane Sun – Ctrip.com International
        Julie Gao - Skadden, Arps, Slate, Meagher & Flom